UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13G
                 (Under the Securities Exchange Act of 1934
                             (Amendment No. __)


                            CONVERA CORPORATION
               --------------------------------------------
                             (Name of Issuer)


                                Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)


                                   211919-10-5
                            ------------------------
                                 (CUSIP Number)


                                 December 21, 2000
              ----------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)



                              Page 1 of 6 Pages

                                SCHEDULE 13G
---------------------                                 -----------------
CUSIP No. 211919-10-5                                 Page 2 of 6 Pages
---------------------                                 ------------------
===========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON
   Allen Holding Inc.
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)  [ ]
   (b)  [x]
---------------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
---------------------------------------------------------------------------
5  SOLE VOTING POWER
                  31,323
---------------------------------------------------------------------------
6  SHARED VOTING POWER
              0
---------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
                  31,323
---------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,347,169 (includes shares indirectly held)
---------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
    [ ]
---------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  9.5%
---------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
            HC
===========================================================================

                                SCHEDULE 13G
---------------------                                  --------------------
CUSIP No. 211919-10-5                                  Page 3 of 6 Pages
---------------------                                  --------------------
===========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON
   Allen & Company Incorporated
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)  [ ]
 (b)  [x]
---------------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
---------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------
5  SOLE VOTING POWER
         3,315,846
---------------------------------------------------------------------------
6  SHARED VOTING POWER
              0
---------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
         3,315,846
---------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
              0
---------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,315,846
---------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
    [ ]
---------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  9.4%
---------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
            BD; CO
===========================================================================


                                                       Page 4 of 6 Pages
                                                            SCHEDULE 13G


Item 1.
                  (a)      Name of Issuer:

                           CONVERA CORPORATION

                  (b)      Address of Issuer's Principal Executive Office:

                           1921 Gallows Road, Suite 200
                           Vienna, Virginia 22182

Item 2.           Name of Person Filing

                  (a)      Name of Person Filing:

                           Allen & Company Incorporated ("ACI")
                           Allen Holding Inc.("AHI")

                  (b)      Address of Principal Office:

                           711 Fifth Avenue
                           New York, New York 10022


(c) Citizenship/Organization:

                           ACI - New York
                           AHI - Delaware

                  (d)      Title Class of Securities:

                           Common Stock

                  (e)      CUSIP Number:  211919-10-5



Item 3. If Statement is filed pursuant to Rules 13(d)-1(b) or 13d-2(b), check whether Person Filing is a

                  (a)      [X]      ACI is a Broker or dealer registered under
                                    Section 15 of the Act.
                  (g)      [X]      AHI is a parent holding company or control
                                    person in accordance with
                                    Rule 13d-1(b)(1)(ii)(G).


                                                      Page 5 of 6 Pages
Item 4.           Ownership.
                  (a)      Amount Beneficially Owned:
                           ACI: 3,315,846 shares of common stock
                           AHI: 3,347,169 shares of common stock

                  (b)      Percent of Class:
                           ACI: 9.4%
                           AHI: 9.5%

                  (c)      Number of Shares to Which Such Person Has:
                                    (i)  Sole voting power:
                                    ACI: 3,315,846
                                    AHI: 31,323
                                    (ii)  Shared voting power:
                                    ACI: 0
                                    AHI: 0
                                    (iii) Sole dispositive power:
                                    ACI: 3,315,846
                                    AHI: 31,323
                                    (iv)Shared dispositive power: -
                                    ACI: 0
                                    AHI: 0

Item 5.         Ownership of Five Percent or Less of a Class.
                Not Applicable.

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.
                Not Applicable.

Item 7. Identification and Classification of Members of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding-Company.
                  A wholly-owned subsidiary of AHI is the general partner of Allen Philton, L.P. ("Philton"), a limited partnership which owns 2,671 shares of the Issuer's Common Stock.
                  As a result, AHI may be deemed to beneficially own the shares owned by Philton.

Item 8.           Identification and Classification of Members of the Group.
                  Not Applicable.

Item 9.           Notice of Dissolution of Group.
                  Not Applicable.

Item 10.         Certification.
                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                     Page 6 of 6 Pages


                                     SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  March 27, 2001


ALLEN & COMPANY INCORPORATED


By:/s/ Rosemary Fanelli
Name:  Rosemary Fanelli
Title: Vice President


ALLEN HOLDING INC.


By:/s/ Rosemary Fanelli
Name:  Rosemary Fanelli
Title: Vice President


288760